SUB-ITEM 77D: Policies with Respect to Security Investments


Effective September 16, 2009, the Loomis Sayles Global Markets Fund, Loomis Sayles Growth Fund, Loomis Sayles Value Fund, Loomis Sayles Mid Cap Growth Fund, Loomis Sayles Research Fund, Loomis Sayles Investment Grade Bond Fund, and Loomis Sayles Strategic Income Fund may pledge its assets to the maximum extent permitted by applicable law.